Item 77 C -- Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders of Federated World Utility Fund (the "Fund"), a series of World Investment Series, Inc. was held on February 23, 1999. The following items, which are required to be reported under this Item 77C, were approved at the meeting:

1.To approve a Charter amendment reclassifying all of the Fund's Class F Shares as Class A Shares.

Shares voted affirmatively ..................................386,326
Shares voted negatively .......................................4,997
Shares abstaining .............................................6,186




The Definitive Proxy Statement for the Special Meeting held on February 23, 1999 was filed with the Securities and Exchange Commission on November 24, 1998, and is incorporated by reference. (File No. 811-7141)